SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of December 2010

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

EXHIBITS

Exhibit Number		Page

1.1	Announcement, dated December 21, 2010	A-1

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date:	December 22, 2010	By:	/s/ Li Yue
Name: Li Yue
Title: Chief Executive Officer

3

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

The Board announces that on 21 December 2010:

(i)	the Company and CMCC entered into the 2011-2013 Property Leasing Agreement to extend the existing continuing connected transactions under the 2008-2010 Property Leasing Agreement for a term of three years commencing on 1 January 2011;

(ii)	the Company and CMCC entered into the 2011-2013 Telecommunications Services Agreement to govern the continuing connected transactions between the parties in relation to the provision of telecommunications services, which were previously governed by the 2008-2010 Telecommunications Services Agreement, for a term of three years commencing on 1 January 2011;

(iii)	the Company and CMCC agreed to renew the Telecommunications Services Cooperation Agreement according to its terms for a term of one year commencing on 1 January 2011;

(iv)	the Company and CMCC agreed to renew the Network Capacity Leasing Agreement according to its terms for a term of one year commencing on 1 January 2011; and

(v)	the Company, CMCC and TieTong agreed to renew the Tripartite Agreement according to its terms for a term of one year commencing on 1 January 2011.

Annual caps for the transactions contemplated under the 2011-2013 Property Leasing Agreement and the 2011-2013 Telecommunications Services Agreement for the three years ending 31 December 2011, 2012 and 2013, and annual caps for the transactions contemplated under the Telecommunications Services Cooperation Agreement (as renewed), the Network Capacity Leasing Agreement (as renewed) and the Tripartite Agreement (as renewed) for the year ending 31 December 2011 are set out as follow:

For the year ending 31 December
	2011	2012	2013

2011-2013 Property Leasing Agreement – rental and property management service charges payable by the Group to CMCC and its subsidiaries	RMB1,000 million (equivalent to approximately HK$1,166 million)	RMB1,000 million (equivalent to approximately HK$1,166 million)	RMB1,000 million (equivalent to approximately HK$1,166 million)

2011-2013 Telecommunications Services Agreement – services charges payable by the Group to CMCC and its subsidiaries	RMB1,500 million (equivalent to approximately HK$1,748 million)	RMB1,700 million (equivalent to approximately HK$1,982 million)	RMB2,000 million (equivalent to approximately HK$2,331 million)

2011-2013 Telecommunications Services Agreement – services charges payable by CMCC and its subsidiaries to the Group	RMB2,400 million (equivalent to approximately HK$2,797 million)	RMB2,400 million (equivalent to approximately HK$2,797 million)	RMB2,400 million (equivalent to approximately HK$2,797 million)

For the year ending 31 December 2011

Telecommunications Services Cooperation Agreement (as renewed) – charges payable by the Company for the services to be provided by CMCC and its operating subsidiaries	RMB1,700 million (equivalent to approximately HK$1,982 million)

Network Capacity Leasing Agreement (as renewed) – leasing fees payable by the Company to CMCC	RMB3,000 million (equivalent to approximately HK$3,497 million)

Tripartite Agreement (as renewed) – settlement charges payable by the Company to TieTong	RMB500 million (equivalent to approximately HK$583 million)

CMCC is the ultimate controlling shareholder of the Company and hence a connected person of the Company. As TieTong is a wholly-owned subsidiary of CMCC, TieTong is also a connected person of the Company. Accordingly, the transactions contemplated under the 2011-2013 Property Leasing Agreement, the 2011-2013 Telecommunications Services Agreement, the Telecommunications Services Cooperation Agreement (as renewed), the Network Capacity Leasing Agreement (as renewed) and the Tripartite Agreement (as renewed) constitute continuing connected transactions for the Company under Rule14A.34 of the Listing Rules.

Since each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules in respect of the annual caps for the amounts payable or receivable by the Company under each of the 2011-2013 Property Leasing Agreement, the 2011-2013 Telecommunications Services Agreement, the Telecommunications Services Cooperation Agreement (as renewed), the Network Capacity Leasing Agreement (as renewed) and the Tripartite Agreement (as renewed) are, on an annual basis, above 0.1% but below 5%, each of the transactions contemplated thereunder is classified as a continuing connected transaction under Rule 14A.34 of the Listing Rules and is only subject to the reporting, annual review and announcement requirements set out in the Listing Rules but is exempt from the independent shareholders’ approval requirement under the Listing Rules. Details of the 2011-2013 Property Leasing Agreement, the 2011-2013 Telecommunications Services Agreement, the Telecommunications Services Cooperation Agreement (as renewed), the Network Capacity Leasing Agreement (as renewed) and the Tripartite Agreement (as renewed) will be included in the annual report and accounts of the Company in accordance with Rules 14A.45 and 14A.46 of the Listing Rules.

Reference is made to the announcements dated 13 December 2007, 27 August 2008 and 13 November 2008 of the Company where the Company announced that the Company had entered into two agreements with CMCC, namely (i) the 2008-2010 Property Leasing Agreement with a term of three years commencing on 1 January 2008, and (ii) the 2008- 2010 Telecommunications Services Agreement with a term of three years commencing on 1 January 2008, and the relevant annual caps (as revised) for the transactions under the 2008-2010 Property Leasing Agreement and the 2008-2010 Telecommunications Services Agreement. Reference is also made to the announcement of the Company dated 6 November 2009 where the Company announced that (i) the Company and CMCC entered into the Telecommunications Services Cooperation Agreement which shall expire on 31 December 2010, (ii) the Company and CMCC agreed to renew the Network Capacity Leasing Agreement according to its terms for a term of one year commencing on 1 January 2010, and (iii) the Company, CMCC and TieTong agreed to renew the Tripartite Agreement according to its terms for a term of one year commencing on 1 January 2010, and the relevant annual caps for the transactions under the Telecommunications Services Cooperation Agreement, the Network Capacity Leasing Agreement and the Tripartite Agreement.

As the foregoing agreements will expire on 31 December 2010 and the Group intends to continue carrying out the various transactions contemplated under such agreements in the ordinary and usual course of business of the Group, the Board announces that on 21 December 2010:

(i)	the Company and CMCC entered into the 2011-2013 Property Leasing Agreement to extend the existing continuing connected transactions under the 2008-2010 Property Leasing Agreement for a term of three years commencing on 1 January 2011;

(ii)	the Company and CMCC entered into the 2011-2013 Telecommunications Services Agreement to govern the continuing connected transactions between the parties in relation to the provision of telecommunications services, which were previously governed by the 2008-2010 Telecommunications Services Agreement, for a term of three years commencing on 1 January 2011;

(iii)	the Company and CMCC agreed to renew the Telecommunications Services Cooperation Agreement according to its terms for a term of one year commencing on 1 January 2011;

(iv)	the Company and CMCC agreed to renew the Network Capacity Leasing Agreement according to its terms for a term of one year commencing on 1 January 2011; and

(v)	the Company, CMCC and TieTong agreed to renew the Tripartite Agreement according to its terms for a term of one year commencing on 1 January 2011.

Each of the transactions contemplated under the 2011-2013 Property Leasing Agreement, the 2011-2013 Telecommunications Services Agreement, the Telecommunications Services Cooperation Agreement (as renewed), the Network Capacity Leasing Agreement (as renewed) and the Tripartite Agreement (as renewed) involves the provision of goods and/or services which is carried out on a continuing or recurring basis in the ordinary and usual course of business of the Company and constitutes a continuing connected transaction under the Listing Rules.

THE 2011–2013 PROPERTY LEASING AGREEMENT

The Company entered into the 2011-2013 Property Leasing Agreement with CMCC on 21 December 2010 with a term of three years commencing on 1 January 2011, pursuant to which the Company rents from CMCC various properties for use as business premises and offices, retail outlets and machinery rooms of the Group, and CMCC and its subsidiaries provide property management services in relation to the properties let or sub-let under the agreement. In addition, if the Company so requests, CMCC and its subsidiaries will also provide property management services in relation to the properties owned by the Group.

The properties to be rented under the 2011-2013 Property Leasing Agreement include (i) properties owned by CMCC and its subsidiaries; and (ii) properties let to CMCC and its subsidiaries from third parties and sub-let by CMCC and its subsidiaries to the Company.

The rental charges payable by the Company in respect of properties owned by CMCC and its subsidiaries are determined with reference to market rates; whilst the rental charges payable in respect of properties which CMCC or its subsidiaries lease from third parties and sub-let to the Company or its subsidiaries are determined according to the actual rent payable by CMCC or its subsidiaries to such third parties together with the amount of any tax payable. The Company has the right to adjust the number of leased properties under the 2011-2013 Property Leasing Agreement to suit its business needs.

The property management service charges payable by the Company under the 2011-2013 Property Leasing Agreement are determined with reference to market rates. The Company is entitled to withhold a certain amount of the service charges payable if the quality of the property management services provided by CMCC or its subsidiaries fails to meet the required standards as specified in the 2011-2013 Property Leasing Agreement.

The annual caps for the rental and property management service charges payable by the Group to CMCC and its subsidiaries for the two years ended 31 December 2008 and 2009 and for the year ending 31 December 2010 are RMB1,400 million (equivalent to approximately HK$1,632 million), RMB1,500 million (equivalent to approximately HK$1,748 million) and RMB1,600 million (equivalent to approximately HK$1,865 million), respectively. For the two years ended 31 December 2008 and 31 December 2009, the aggregate rental and property management service charges paid by the Group to CMCC and its subsidiaries were RMB1,182 million (equivalent to approximately HK$1,378 million) and RMB1,207 million (equivalent to approximately HK$1,407 million), respectively. Based on the Group’s unaudited management accounts, the aggregate rental and property management service charges paid and payable by the Group to CMCC and its subsidiaries for the nine months ended 30 September 2010 amounted to approximately RMB770 million (equivalent to approximately HK$898 million).

CMCC dissolved a number of its subsidiaries which were engaged in property management business and as a result, the scope and volume of the property management services to be provided by CMCC and its subsidiaries under the 2011-2013 Property Leasing Agreement is expected to decrease. Therefore, the aggregate annual rental and property management service charges payable by the Group for each of the three years ending 31 December 2011, 2012 and 2013 is expected not to exceed RMB1,000 million (equivalent to approximately HK$1,166 million). Accordingly, the annual caps for the transactions under the 2011-2013 Property Leasing Agreement are set at RMB1,000 million (equivalent to approximately HK$1,166 million) for each of the three years ending 31 December 2011, 2012 and 2013.

THE 2011–2013 TELECOMMUNICATIONS SERVICES AGREEMENT

The Company entered into the 2011-2013 Telecommunications Services Agreement with CMCC on 21 December 2010 with a term of three years commencing on 1 January 2011, pursuant to which subsidiaries of the Company provide certain telecommunications services to CMCC and its subsidiaries (the “Telecommunications Services”) and also receive other telecommunications services from CMCC and its subsidiaries.

Telecommunications Services provided under the 2011-2013 Telecommunications Services Agreement include (i) telecommunications project planning, design and construction services; (ii) telecommunications line and pipeline construction services; (iii) telecommunications line maintenance services; and (iv) installation and maintenance services in respect of transmission towers. In addition, subsidiaries of the Company will provide transmission towers and spare parts to subsidiaries of CMCC.

The charges payable for the services provided under the 2011-2013 Telecommunications Services Agreement, the price of transmission towers and spare parts and the charges payable for installation and maintenance services in respect of transmission towers are determined with reference to and cannot exceed relevant standards laid down and revised from time to time by the government of the PRC. Where there are no government standards, the prices and charges are determined according to market rates.

The annual caps (as revised) for the transactions under the 2008-2010 Telecommunications Services Agreement for the two years ended 31 December 2008 and 2009 and for the year ending 31 December 2010 are RMB4,350 million (equivalent to approximately HK$5,070 million), RMB4,500 million (equivalent to approximately HK$5,245 million) and RMB4,400 million (equivalent to approximately HK$5,129 million), respectively. For the two years ended 31 December 2008 and 2009, the aggregate amounts paid by the Group to CMCC for Telecommunications Services were RMB3,798 million (equivalent to approximately HK$4,427 million) and RMB3,913 million (equivalent to approximately HK$4,561 million), respectively. Based on the Group’s unaudited management accounts, the aggregate amounts paid and payable by the Group to CMCC for Telecommunications Services for the nine months ended 30 September 2010 amounted to approximately RMB2,630 million (equivalent to approximately HK$3,066 million).

The Group has established wholly-owned construction companies in 22 provinces in the PRC, which provide design and construction of basic telecommunications network, transmission towers manufacturing and telecommunications line maintenance services for the Group. As such, it is expected that the demand of the Company for the telecommunications services from CMCC and its subsidiaries will decrease significantly. Accordingly, the aggregate annual amounts payable by the Group to CMCC and its subsidiaries under the 2011–2013 Telecommunications Services Agreement for each of the three years ending 31 December 2011, 2012 and 2013 are expected not to exceed RMB1,500 million (equivalent to approximately HK$1,748 million), RMB1,700 million (equivalent to approximately HK$1,982 million) and RMB2,000 million (equivalent to approximately HK$2,331 million), respectively. Accordingly, the annual caps for the charges payable by the Group to CMCC and its subsidiaries under the 2011–2013 Telecommunications Services Agreement are set at RMB1,500 million (equivalent to approximately HK$1,748 million), RMB1,700 million (equivalent to approximately HK$1,982 million) and RMB2,000 million (equivalent to approximately HK$2,331 million) for the three years ending 31 December 2011, 2012 and 2013, respectively.

At the same time, the wholly-owned construction companies established by the Group in 22 provinces in the PRC provide services to CMCC in respect of the “Village Connect” project and the construction of the TD-SCDMA network. It is expected that the volume of telecommunications line, base stations and network construction and maintenance services in relation to the “Village Connect” project and TD-SCDMA network will increase in line with the increase in the investments in rolling out such projects, the aggregate annual amount payable by CMCC and its subsidiaries to the Group under the 2011-2013 Telecommunications Services Agreement for each of the three years ending 31 December 2011, 2012 and 2013 is expected not to exceed RMB2,400 million (equivalent to approximately HK$2,797 million). Accordingly, the annual caps for the fees payable by CMCC and its subsidiaries to the Group under the 2011-2013 Telecommunications Services Agreement are set at RMB2,400 million (equivalent to approximately HK$2,797 million) for each of the three years ending 31 December 2011, 2012 and 2013.

RENEWAL OF THE TELECOMMUNICATIONS SERVICES COOPERATION AGREEMENT

In order to better position the Group in the changing landscape of the telecommunications industry in China and to enable the Group to meet the subscribers’ demand for one-stop shop telecommunications services, the Company and CMCC entered into the Telecommunications Services Cooperation Agreement on 6 November 2009, pursuant to which the Company and its operating subsidiaries on the one hand and CMCC and its operating subsidiaries on the other will provide subscriber development services to each other by utilising their respective existing sales channels and resources, such as sales outlets, Internet sales network, sales personnel and local sales units, and will cooperate in the provision of basic telecommunications services and value-added telecommunications services to subscribers of the other party, with a view to achieving integrated development of mobile telecommunications and fixed-line telecommunications services and enjoying the synergies created by complementing the services provided by the Company and CMCC and their respective operating subsidiaries. The Telecommunications Services Cooperation Agreement shall expire on 31 December 2010. Upon expiry of the term of the Telecommunications Services Cooperation Agreement, the agreement may be renewed for further terms of one year automatically if the parties so wish. In view of the expiry of the Telecommunications Services Cooperation Agreement on 31 December 2010, the parties have agreed to renew the Telecommunications Services Cooperation Agreement on 21 December 2010 for a term of one year commencing on 1 January 2011.

Agency Services

Pursuant to the Telecommunications Services Cooperation Agreement, each party shall provide subscriber development services to the other party, including but not limited to installation and maintenance services, sales services, tariff collection services, business enquiries and other customer services to subscribers of the other party by utilising its existing sales channels and resources, such as sales outlets, Internet sales network, sales personnel and local sales units (collectively, the “Agency Services”).

The service fees payable by the Company and CMCC shall be determined with reference to market prices after taking into consideration the actual volume of Agency Services provided by the other party and performance indicators such as total sales being recognised and additional number of subscribers acquired as a result of the provision of Agency Services by the other party.

Business Cooperation

In addition, pursuant to the Telecommunications Services Cooperation Agreement, the Company and CMCC and their respective operating subsidiaries shall cooperate in the provision of basic telecommunications services (such as fixed-line phone services, fixed- line IDD phone services, IP phone-to-phone calls services, 2G GSM and 3G TD-SCDMA mobile telecommunications services) (the “Basic Telecommunications Services”) and value-added telecommunications services (such as paging services, data transmission services, voice mailbox services and network connection services) (the “Value-Added Telecommunications Services”), to subscribers of the other party by integrating and bundling its Basic Telecommunications Services and Value-Added Telecommunications Services with the services of the other party and providing necessary number and licence resources support to the other party, so as to enable the other party to offer a complete telecommunications solution to its subscribers.

The charges under the Telecommunications Services Cooperation Agreement are payable on a monthly basis in cash. The charges payable by the Company and CMCC are determined with reference to the following pricing principles after taking into account the actual volume of Basic Telecommunications Services and Value-Added Telecommunications Services provided by them and the resources and investment contributed by them:

•	the government fixed price;

•	where there is no government fixed price but a government guidance price exists, the government guidance price;

•	where there is neither a government fixed price nor a government guidance price, the market price; or

•	where none of the above is applicable, the price to be agreed between the parties and determined on a cost-plus basis.

The charges received by the Company for the services provided to CMCC and its operating subsidiaries under the Telecommunications Services Cooperation Agreement for the year ended 31 December 2009 is below 0.1% of each of the applicable ratios set out in Rule14.07 of the Listing Rules. The charges receivable by the Company for the services provided to CMCC and its operating subsidiaries under the Telecommunications Services Cooperation Agreement for the year ending 31 December 2010 is expected to be below 0.1% of each of the applicable ratios set out in Rule14.07 of the Listing Rules.

The annual cap for the charges payable by the Company for the services provided by CMCC and its operating subsidiaries under the Telecommunications Services Cooperation Agreement for the year ended 31 December 2009 and the year ending 31 December 2010 are RMB1,200 million (equivalent to approximately HK$1,399 million) and RMB1,600 million (equivalent to approximately HK$1,865 million), respectively. For the year ended 31 December 2009, the charges payable by the Company for the services provided by CMCC and its operating subsidiaries under the Telecommunications Services Cooperation Agreement was RMB495 million (equivalent to approximately HK$577 million). Based on the Group’s unaudited management accountants, the fees payable by the Company for the services provided by CMCC and its subsidiaries under the Telecommunications Services Cooperation Agreement for the period from 1 January 2010 to 30 September 2010 amounted to RMB800 million (equivalent to approximately HK$932 million).

The aggregate amount of charges receivable by the Company for the services to be provided to CMCC and its operating subsidiaries under the Telecommunications Services Cooperation Agreement (as renewed) for the year ending 31 December 2011 is expected to be below 0.1% of each of the applicable ratios set out in Rule 14.07 of the Listing Rules.

In order to fulfil the demands arising from the development synergy between the Group and CMCC and its operating subsidiaries which result from their sales and marketing strategies, and to better utilise each other’s telecommunications licence resources to expand market share through promotion of business-bundling and joint marketing, the aggregate amount of charges payable by the Company for the services to be provided by CMCC and its operating subsidiaries under the Telecommunications Services Cooperation Agreement (as renewed) for the year ending 31 December 2011 is expected to increase slightly, but not to exceed RMB1,700 million (equivalent to approximately HK$1,982 million). Accordingly, this amount is set as the annual cap for the amount payable by the Company under the Telecommunications Services Cooperation Agreement (as renewed) for the year ending 31 December 2011.

RENEWAL OF THE NETWORK CAPACITY LEASING AGREEMENT

In preparation for the TD-SCDMA business and to better utilise the resources of CMCC, the Company entered into the Network Capacity Leasing Agreement with CMCC on 29 December 2008. The term of the Network Capacity Leasing Agreement was one year effective from 1 January 2009, and unless the parties agree otherwise, upon expiry of the term, the Network Capacity Leasing Agreement shall automatically be renewed for further terms of one year. As the ongoing deployment and improvements to the TS-SCDMA network and in order to actively develop and promote the TD- SCDMA business, the Company and CMCC had agreed to renew the Network Capacity Leasing Agreement on 6 November 2009 for a term of one year commencing on 1 January 2010. In view of the expiry of the Network Capacity Leasing Agreement on 31 December 2010, the parties have agreed to renew the Network Capacity Leasing Agreement on 21 December 2010 for a further term of one year commencing on 1 January 2011.

Pursuant to the Network Capacity Leasing Agreement the Company and its operating subsidiaries lease the TD-SCDMA network capacity (the “TD Network Capacity”) from CMCC and pay leasing fees (the “Leasing Fees”) to CMCC.

The Leasing Fees are payable on a monthly basis in cash. The Leasing Fees payable by the Company under the Network Capacity Leasing Agreement are determined on a basis that reflects the Group’s actual usage of CMCC’s TD Network Capacity and to compensate CMCC for the costs of such network capacity. The Leasing Fees shall be calculated using the following formula:

Leasing Fees = the costs of the related assets of the TD Network Capacity of CMCC during the period x the average usage of the TD-SCDMA network during the period;

the costs of the related assets of the TD Network Capacity of CMCC during the period = charges including the depreciation and amortisation charges of the TD network assets that are recorded as fixed assets or intangible assets of CMCC which have been realised into network capacity during the period; and

the average usage of the TD-SCDMA network during the period is calculated with reference to general practice for network construction and leasing and is based on the average actual usage of the base resource units of the TD-SCDMA network at peak hours by the operating subsidiaries.

The annual caps for the transaction contemplated under the Network Capacity Leasing Agreement for the year ended 31 December 2009 and the year ending 31 December 2010 are RMB1,000 million (equivalent to approximately HK$1,166 million) and RMB2,000 million (equivalent to approximately HK$2,331 million), respectively. For the year ended 31 December 2009, the Leasing Fees payable by the Company to CMCC was RMB222 million (equivalent to approximately HK$259 million). Based on the Group’s unaudited management accountants, the Leasing Fees payable by the Company to CMCC for the period from 1 January 2010 to 30 September 2010 amounted to RMB428 million (equivalent to approximately HK$499 million).

In the past years, the Company carried out pilot marketing cooperation in respect of the TD- SCDMA business with CMCC’s operating subsidiaries in two provinces in China, namely Liaoning Province and Hunan Province, while during 2010 the Company will extend the marketing cooperation to 30 provinces in China. Meanwhile, as the deployment and improvements to the TD-SCDMA network continue, the costs of the related assets will increase accordingly. In addition, the Group will continue to actively develop and promote the TD-SCDMA business and it is anticipated that the subscribers of the TD-SCDMA business will have a substantial growth. Therefore the average usage of the TD-SCDMA network is expected to increase significantly. Based on the formula for calculating the Leasing Fees, any increase in the depreciation costs and amortised expenses in relation to the assets of the TD Network Capacity and the average usage of the TD-SCDMA network will in turn result in an increase in the Leasing Fees payable by the Company to CMCC under the Network Capacity Leasing Agreement.

Based on the existing scale of the TD-SCDMA network, the expected development of the TD-SCDMA business and the anticipated usage of the TD-SCDMA network, the amount of Leasing Fees payable by the Company to CMCC under the Network Capacity Leasing Agreement (as renewed) for the year ending 31 December 2011 is expected not to exceed RMB3,000 million (equivalent to approximately HK$3,497 million). Accordingly, this amount is set as the annual cap for the transaction contemplated under the Network Capacity Leasing Agreement (as renewed) for the year ending 31 December 2011.

RENEWAL OF THE TRIPARTITE AGREEMENT

The Company entered into the Tripartite Agreement with CMCC and TieTong on 13 November 2008, pursuant to which the rights and obligations of CMCC under a series of interconnection settlement agreements entered into between CMCC and TieTong from January 2002 to December 2007 were transferred to the Company. Such interconnection settlement agreements regulate the interconnection of the networks of CMCC and TieTong and the settlement of charges for various telecommunications services, including IP phone calls, long distance calls, international telephone service and dial-up service. The Tripartite Agreement expired on 31 December 2009, and pursuant to the terms thereof unless the parties agree otherwise, upon the expiry of the term, the Tripartite Agreement shall automatically be renewed for further terms of one year. The Company, CMCC and TieTong had agreed to renew the Tripartite Agreement on 6 November 2009 for a term of one year commencing on 1 January 2010. In view of the expiry of the Tripartite Agreement on 31 December 2010, the parties have agreed to renew the Tripartite Agreement on 21 December 2010 for a further term of one year commencing on 1 January 2011.

Settlement payments are made on a monthly basis in cash. Details of the interconnection settlement arrangements between the Company and TieTong under the Tripartite Agreement are set out below:

(i)	For local network calls and long distance calls between GSM mobile call subscribers of the Company and trunk call subscribers of TieTong, the calling party makes a settlement payment to the called party at the rate of RMB0.06 per minute. For calls from subscribers of the Company to subscribers of TieTong within the local network area, the company makes a settlement payment to TieTong at the rate of RMB0.06 per minute;

(ii)	For domestic long distance calls and IP phone calls between subscribers of the Company and subscribers of TieTong, the calling party makes a settlement payment to the called party at the rate of RMB0.06 per minute;

(iii)	For calls from subscribers of the Company to 102199 voice mailbox or 10261/10262 Call Centre of TieTong, the Company makes a settlement payment to TieTong at the rate of RMB0.06 per minute;

(iv)	For the use of TieTong’s debit cards by subscribers of the Company and the use of certain specific numbers (such as 17995 and 17996) by the subscribers of TieTong to make calls to the subscribers of the Company, TieTong makes a settlement payment to the Company at the rate of RMB0.06 per minute;

(v)	For the use of the Company’s domestic long distance call service and IDD call service by TieTong, TieTong makes a settlement payment to the Company at different rates of RMB0.06, RMB0.54 or RMB0.64 per minute, depending on the location of the calling party and the location where the calls route into the network.

The settlement charges receivable by the Company from TieTong under the Tripartite Agreement for the year ending 31 December 2010 is expected to be below 0.1% of each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules.

The annual cap for the settlement charges payable by the Company to TieTong under the Tripartite Agreement for the year ended 31 December 2009 and the year ending 31 December 2010 are RMB480 million (equivalent to approximately HK$559 million) and RMB480 million (equivalent to approximately HK$559 million), respectively. For the year ended 31 December 2009, the settlement charges payable by the Company to TieTong under the Tripartite Agreement was RMB435 million (equivalent to approximately HK$507 million). Based on the Group’s unaudited management accountants, the aggregate settlement charges payable by the Company under the Tripartite Agreement for the period from 1 January 2010 to 30 September 2010 was RMB320 million (equivalent to approximately HK$373 million).

Based on the historical level of the settlement payments made by TieTong to the Company, the aggregate amount of settlement charges receivable by the Company from TieTong under the Tripartite Agreement (as renewed) for the year ending 31 December 2011 is expected to be below 0.1% of each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules.

As during 2010, the Company will extend the marketing cooperation in respect of the TD-SCDMA business with CMCC’s operating subsidiaries from two provinces to 30 provinces in China, and as the Group will continue to actively develop and promote the TD-SCDMA business, it is anticipated that the subscribers of the TD-SCDMA business will have a substantial growth. As a result, the volume of interconnection settlement will increase. Therefore, it is expected that the aggregate amount of settlement charges payable by the Company to TieTong under the Tripartite Agreement (as renewed) for the year ending 31 December 2011 will not exceed RMB500 million (equivalent to approximately HK$583 million). Accordingly, this amount is set as the annual cap for the settlement charges payable by the Company to TieTong under the Tripartite Agreement (as renewed) for the year ending 31 December 2011.

LISTING RULES IMPLICATIONS

CMCC is the ultimate controlling shareholder of the Company and hence a connected person of the Company. As TieTong is a wholly-owned subsidiary of CMCC, TieTong is also a connected person of the Company. Accordingly, the transactions contemplated under the 2011-2013 Property Leasing Agreement, the 2011-2013 Telecommunications Services Agreement, the Telecommunications Services Cooperation Agreement (as renewed), the Network Capacity Leasing Agreement (as renewed) and the Tripartite Agreement (as renewed) constitute continuing connected transactions for the Company under Rule14A.34 of the Listing Rules.

Since each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules in respect of the annual caps for the amounts payable or receivable by the Company under each of the 2011-2013 Property Leasing Agreement, the 2011-2013 Telecommunications Services Agreement, the Telecommunications Services Cooperation Agreement (as renewed), the Network Capacity Leasing Agreement (as renewed) and the Tripartite Agreement (as renewed) are, on an annual basis, above 0.1% but below 5%, each of the transactions contemplated thereunder is classified as a continuing connected transaction under Rule 14A.34 of the Listing Rules and is only subject to the reporting, annual review and announcements requirement set out in the Listing Rules but is exempt from the independent shareholders’ approval requirement under the Listing Rules. Details of the 2011-2013 Property Leasing Agreement, the 2011-2013 Telecommunications Services Agreement, the Telecommunications Services Cooperation Agreement (as renewed), the Network Capacity Leasing Agreement (as renewed) and the Tripartite Agreement (as renewed) will be included in the annual report and accounts of the Company in accordance with Rules 14A.45 and 14A.46 of the Listing Rules.

The Group had no other prior transactions with CMCC or TieTong (as the case may be) and their respective associates which required aggregation with the 2011-2013 Property Leasing Agreement, the 2011-2013 Telecommunications Services Agreement, the Telecommunications Services Cooperation Agreement (as renewed), the Network Capacity Leasing Agreement (as renewed) or the Tripartite Agreement (as renewed) under Rule 14A.25 of the Listing Rules.

The Directors (including independent non-executive Directors) of the Company are of the view that the 2011-2013 Property Leasing Agreement, the 2011-2013 Telecommunications Services Agreement, the Telecommunications Services Cooperation Agreement (as renewed), the Network Capacity Leasing Agreement (as renewed) and the Tripartite Agreement (as renewed) were entered into after arm’s length negotiation between the Company, CMCC and TieTong (as the case may be), reflect normal commercial terms and are in the interests of the shareholders of the Company and the Company as a whole. The Directors (including independent non-executive Directors) are also of the view that the terms as well as the proposed annual caps for the transactions thereunder are fair and reasonable.

None of the Directors has a material interest in the transactions under the 2011-2013 Property Leasing Agreement, the 2011-2013 Telecommunications Services Agreement, the Telecommunications Services Cooperation Agreement (as renewed), the Network Capacity Leasing Agreement (as renewed) and the Tripartite Agreement (as renewed) or, is required to abstain from voting on the board resolution for considering and approving such transactions.

GENERAL INFORMATION

CMCC is a State-owned company established under the laws of the PRC and the ultimate controlling shareholder of the Company holding indirectly approximately 74.21% of the total issued and outstanding share capital of the Company. Through the Group, CMCC is the leading provider of mobile telecommunications services in the PRC.

TieTong is a fixed-line telecommunications operator in China.

The Group is the leading mobile services provider in China, which operates nationwide mobile telecommunications networks in all thirty-one provinces, autonomous regions and directly-administered municipalities in Mainland China and in Hong Kong. The Company is an investment holding company.

This announcement contains translations between Renminbi and Hong Kong dollars at RMB0.85792 = HK$1.00. The translations are not representations that the Renminbi and Hong Kong dollar amounts could actually be converted at such rate, if at all.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

“2008-2010 Property Leasing Agreement”	the 2008 – 2010 property leasing and management services agreement dated 13 December 2007 and entered into between the Company and CMCC

“2008-2010 Telecommunications Services Agreement”	the 2008 – 2010 telecommunications services agreement dated 13 December 2007 and entered into between the Company and CMCC

“2011-2013 Property Leasing Agreement”	the 2011 – 2013 property leasing and management services agreement dated 21 December 2010 and entered into between the Company and CMCC

“2011-2013 Telecommunications Services Agreement”	the 2011 – 2013 telecommunications services agreement dated 21 December 2010 and entered into between the Company and CMCC

“Board”	the board of Directors of the Company

“CMCC”	China Mobile Communications Corporation, a state- owned enterprise established under the laws of the PRC, the ultimate controlling shareholder of the Company

“Company”	China Mobile Limited, a company incorporated in Hong Kong whose shares are listed on the Stock Exchange and American Depositary Shares are listed on the New York Stock Exchange

“Directors”	the directors of the Company

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Listing Rules”	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Network Capacity Leasing Agreement”	the TD network capacity leasing agreement dated 29 December 2008 and entered into between the Company and CMCC, as renewed from time to time

“PRC” or “China”	the People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Telecommunications Services Cooperation Agreement”	the telecommunications services cooperation agreement dated 6 November 2009 and entered into between the Company and CMCC, as renewed from time to time

“TieTong”	China TieTong Telecommunications Corporation, a company incorporated in the PRC and a wholly-owned subsidiary of CMCC

“Tripartite Agreement”	the tripartite agreement dated 13 November 2008 and entered into between the Company, CMCC and TieTong, as renewed from time to time

“%”	per cent.

By Order of the Board China Mobile Limited Wang Jianzhou Chairman

Hong Kong, 21 December 2010

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non-executive directors.